[LETTERHEAD OF LUSE GORMAN POMERENK & SCHICK, P.C.]

(202) 274-2007	nquint@luselaw.com

March 12, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn.:	Christian Windsor, Esq.
Mail Stop 4561

Re:	Territorial Bancorp Inc. (Registration No. 333-155388)
Registration Statement on Form S-1

Dear Mr. Windsor:

On behalf of Territorial Bancorp Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the comments from the Staff’s comment letter dated December 12, 2008, as well as the Company’s responses to those comments. In addition to these revisions, the Company’s Prospectus has been revised in response to comments received from the Office of Thrift Supervision (“OTS”). The Amended S-1 has been blacklined to reflect changes from the original filing.

Territorial Savings Bank, page 2

1.	Please revise to give the percentage of assets represented by your traditional mortgages and by mortgage backed securities.

Page 1 has been revised, as requested.

2.	Where appropriate in the summary, please discuss the condition of the real estate market in your market area, including quantification. As warranted, address any increase in foreclosures, changes in average sales prices, vacancy rates and the like. Also provide this information in the description of your market area in the body of the text on page 82. A risk factor may be warranted.

Securities and Exchange Commission

March 12, 2009

The Summary section at page 14, the risk factor beginning on page 22 and the Market Area discussion beginning on page 83 have been revised as requested.

3.	Given your significant position in mortgage backed securities, consider the need for a discussion related to the current market for these securities and the level of risk they represent. Consider a related risk factor. We note the disclosure on page 87.

Page 89 has been revised to disclose that the recent actions with respect to Fannie Mae and Freddie Mac have not affected the market for mortgage-backed securities these entities have issued (unlike preferred stock these entities have issued, none of which is owned by the Company). Additionally, despite the recent economic downturn and adverse market conditions affecting existing home loans in general, the Company’s Fannie Mae and Freddie Max mortgage-backed securities portfolio has remained stable in value. We note the existing disclosure on page 53 and the fact that at December 31, 2008 the Company’s Fannie Mae and Freddie Mac mortgage-backed securities had a fair value in excess of amortized cost. Accordingly, the Company does not believe that risk factor disclosure is warranted

4.	Where appropriate in the summary describe the current, adverse conditions affecting the banking industry and the impact this is having on the market for bank stock. Describe how you expect this to impact your operations and the market for your shares. We note the related risk factor at the top of page 18 which seems overly generic. Please revise this risk factor to address the extent of impact on your operations to date.

Page 15 of the Summary (“Recent Downturn in the Market for Stock of Financial Institutions and Their Holding Companies”) has been revised, as requested. The risk factor on page 19 (“Recent negative developments in the financial industry and the domestic and international credit markets may adversely affect our operations and results.”) has been revised to provide industry-specific information with respect to the banking industry, as requested. However, as stated in the risk factor on page 15, there has been limited negative impact on the Company’s operations, and, therefore, the Company requests that it not be required to include Company-specific information in the Risk Factors section, as such information could imply that recent industry trends present less risk to a potential investor in the Company.

5.	Also describe the extent to which market conditions are impacting this offering. For example, it appears that the appraisal range is probably lower than it would have been a year or two ago as a result of the appraisal’s dependence on peer group market performance. We note in particular the price to book ratios disclosed on page 6. While the offering price per share might be the same as in past offerings, the amount the company can raise is reduced. Note also in the discussion of the appraisal in the body of the text.

Pages 6 and 132 have been revised, as requested.

Securities and Exchange Commission

March 12, 2009

Reasons for the Conversion, page 2

6.	Please disclose why you are conducting the offering at this time given the generally difficult operating conditions for banks and adverse stock market conditions, particularly for financial companies. To the extent that the bank has received any indication from your financial regulators to increase capital, please disclose that the bank has received such a recommendation.

Page 3 has been revised, as requested.

After-Market Stock Price …, page 7

7.	Please quantify the average and median for the last column of figures.

Page 7 has been revised, as requested.

Future changes in interest rates …, page 16

8.	This risk factor appears overly generic given significantly declining rates over the past few months and talk of further reductions. Please revise to incorporate these events.

We respectfully request that the Company not add additional disclosure to the risk factor relating to interest rate reductions. As a financial institution that focuses on the origination of long-term loans, the Company’s net interest spread and net interest income improved significantly during 2008 as interest rates declined. The Company believes that such positive information would not be appropriate in risk factor disclosure.

How We Intend to Use the Proceeds From this Offering, page 28

9.	Please quantify the cost of the two branches referenced at the bottom of page 29.

Page 34 has been revised, as requested.

Non-interest Expense, page 64

10.	We note that salaries and employee benefits expense increased materially from 2005 to 2006 and then decreased by a similar amount from 2006 to 2007. Please revise your disclosure to quantify the amount of cash bonuses from 2005, 2006, 2007 and the nine months ended 2007 and 2008 and to quantify each of the reasons to which you attribute the change from 2005 to 2006.

Page 65 has been revised, as requested. Information with respect to the year ended December 31, 2005 is no longer included in this section, as the discussion now covers operations for the years ended December 31, 2008, 2007 and 2006.

Securities and Exchange Commission

March 12, 2009

Allowance for Loan Losses, page 69

11.	We note that according to your table on page 71 100% of the charge-offs since 2003 have been in the “Other loans” category. Please revise to provide a footnote to your table on page 71 to identify the nature of the loans on which these charge-offs were incurred.

The table on page 72 has been revised to reflect that the significant majority of the charge-offs ($273,000 out of $341,000) during the periods listed can be included in specific categories and not as “Other loans.” Given the low level of remaining charge-offs ($65,000) over five full years, and that total charge-offs have never exceeded 0.06% of average loans outstanding during any of the disclosed periods, the Company respectfully requests that it not be required to add a footnote with respect to these remaining “Other loans.”

Compensation Discussion and Analysis

12.	You indicate that certain performance targets are used to establish annual base salary and Incentive Compensation amounts. However, you do not disclose the specific target amounts that need to be achieved. This should be disclosed so that an investor can understand the level of difficulty required to reach various compensation levels and can appreciate the relationship between expected performance and actual performance. Please disclose, the performance targets used to establish compensation. Please do this whether or not the targets are met. If you believe that disclosure of these goals is not required because disclosure would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation in your response supporting your conclusion. To the extent you believe that the competitive harm caused by disclosure of any particular performance target would be different than another, please discuss those targets separately in your analysis. Please refer to Question 118.04 of Item 402(b) of Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov.

Page 109 has been revised, as requested.

Please note that the Company does not use performance targets to establish annual base salaries. The word “targets” has been replaced on page 108 to clarify this.

13.	Please disclose how the bonus amounts for Messrs. Miyamoto and Lau were determined. Refer to Item 402(b)(1)(v) of Regulation S-K.

Page 109 has been revised, as requested.

Securities and Exchange Commission

March 12, 2009

Financial Statements

Note (3) Investment Securities, Page F-16

14.	You disclose here and on page 60 that you sold $21.7 million of fixed-rate mortgage-backed securities in May 2007 for interest rate management purposes and that the sale was permitted by SFAS 115. Please tell us the specific guidance in SFAS 115 that permits the sale of held to maturity securities for interest rate management purposes without necessarily calling into question your intent to hold other debt securities to maturity. Tell us how you considered the guidance of paragraph 9a of SFAS 115. Further, you disclose on page 75 and elsewhere in your filing that your investment securities are a primary source of liquidity. Please tell us how you considered these statements in assessing both your intent and ability to hold your investment securities to maturity.

The sales of securities held to maturity in 2007 did not require a reclassification of the remaining securities held to maturity as available for sale because Territorial Savings Bank had already received a substantial portion (at least 85%) of the principal outstanding at the acquisition date due to prepayments or scheduled repayments. This is permitted by paragraph 11.b. of Statement of Financial Accounting Standards 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”).

Pages 62 to 63 and 74 have been revised to disclose the permissibility of these sales under SFAS 115.

Page 76 has been revised to clarify that it is only maturities and principal repayments that provide liquidity with respect to held-to-maturity securities. The Company does not purchase or hold its held-to-maturity securities for liquidity purposes (which would not be permitted under paragraph 9.b. of SFAS 115).

15.	You disclose that trust preferred securities have not been downgraded and that you continue to receive interest payments in accordance with the original contractual terms. Please revise to disclose the credit rating of the securities. Also, provide us with your analysis of the securities impairment that considers all available evidence for each individual issuer and specifically tell us to what you attribute the severity of the fair value decline and tell us how you considered that in your impairment analysis.

As discussed with the staff of the SEC, we respectfully request that the Company not provide the requested analysis. The Company determined that one of its two trust preferred securities investments was other-than-temporarily impaired (“OTTI”) as of December 31, 2008, and has reflected this in the Amended S-1. In addition, the second trust preferred securities investment will be deemed OTTI as of March 31, 2009. The Company will reflect this second impairment in a subsequent amendment to its registration statement, which amendment will be filed for SEC review prior to effectiveness.

Securities and Exchange Commission

March 12, 2009

Page F-19 has been revised to provide the credit rating of the security for which the Company did not recognize an impairment charge as of December 31, 2008. The Company respectfully requests that it not be required to provide the credit rating on the security that was deemed OTTI as of December 31, 2008.

Note (12) Subordinated Debentures, page F-27

16.	If true, please revise to confirm in your disclosure that you have wholly and unconditionally guaranteed the securities issued by the trusts. Refer to Rule 3-10(b) of Regulation S-X.

Pages F-27 and F-28 have been revised, as requested.

17.	Please revise the first line to indicate that you are addressing the material federal tax consequences.

The first line of Exhibit 8 has been revised, as requested.

18.	At the top of page two you indicate that the opinion is as of the date hereof. Please update the opinion with your next amendment.

Page 2 of Exhibit 8 has been revised to remove the reference to a limiting date so as to not require further refilling (in the absence of changes to the opinion prior to effectiveness of the registration statement).

* * * * *

Securities and Exchange Commission

March 12, 2009

We trust the foregoing is responsive to the staff’s comments. The Company wishes to have the registration statement declared effective as soon as possible. We therefore request that the staff advise the undersigned at (202) 274-2007 or Lawrence Spacassi of this office at (202) 274-2037 as soon as possible if it has any further comments.

Respectfully,

/s/ Ned Quint
Ned Quint

Enclosures

cc:	David Lyon, Esq.
Michael Volley, CPA
Kevin Vaughn, CPA
Allan S. Kitagawa, Chairman of the Board,
President and Chief Executive Officer
Lawrence Spacassi, Esq.